Exhibit 99.1

Tarena International, Inc. Announces the Results for the Fourth Quarter and Fiscal Year of 2020

BEIJING, March 19, 2021 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education and K-12 education services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Net revenues increased by 27.6% year-over-year to RMB650.3 million (US$99.7 million), from RMB509.6 million in the same period of 2019.

•	Net revenue from adult education business, which represented 54.2% of the total net revenues, increased by 7.2% year-over-year to RMB352.4 million (US$54.0 million), from RMB328.7 million in the same period of 2019.

•	Net revenue from K-12 education business, which represented 45.8% of the total net revenues, increased by 64.7% year-over-year to RMB297.9 million (US$45.7 million), from RMB180.9 million in the same period of 2019.

•	Gross profit increased by 79.9% year-over-year to RMB358.8 million (US$55.0 million), from RMB199.4 million in the same period of 2019.

•	Gross profit margin increased by 16.1% points year-over-year to 55.2%, from 39.1% in the same period of 2019.

•	Operating loss decreased by 74.3% to a loss of RMB85.1 million (US$13.0 million), from a loss of RMB331.9 million in the same period of 2019.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB77.5 million (US$11.9 million), compared to non-GAAP operating loss of RMB321.7 million in the same period of 2019.

•	Net loss was RMB94.7 million (US$14.5 million), compared to net loss of RMB303.8 million in the same period of 2019.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB87.1 million (US$13.4 million), compared to non-GAAP net loss of RMB293.6 million in the same period of 2019.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB1.72 (US$0.26), compared to loss per ADS of RMB5.64 in the fourth quarter of 2019.

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB364.8 million (US$55.9 million) as of December 31, 2020, compared to RMB621.2 million as of December 31, 2019.

•	Net cash inflow from operating activities in the fourth quarter of 2020 was RMB86.5 million (US$13.3 million). Capital expenditures in the fourth quarter of 2020 were RMB14.6 million (US$2.2 million).

•	Deferred revenue totaled RMB1,998.2 million (US$306.2 million) as of December 31, 2020, compared to RMB1,586.0 million as of December 31, 2019, representing an increase of 26.0%.

•	Total student enrollments in adult education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the fourth quarter of 2020 decreased by 21.3% year-over-year to 35,100.

•	Total number of learning centers in adult education decreased to 104 as of December 31, 2020, from 130 as of December 31, 2019.

•	Total student enrollments in K-12 education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the fourth quarter of 2020 reached 128,300, increased by 47.0%, compared to the student enrollments of 87,300 in the same period of 2019.

•	Total number of learning centers in K-12 education increased to 236 as of December 31, 2020, from 217 as of December 31, 2019.

Fiscal Year 2020 Highlights

•	Net revenues decreased by 7.5% year-over-year to RMB1,897.9 million (US$290.9 million), from RMB 2,051.4 million in the same period of 2019.

•	Net revenue from adult education business, which represented 59.9% of the total net revenues, decreased by -25.6% year-over-year to RMB1,136.1 million (US$174.1 million), from RMB1,527.2 million in the same period of 2019.

•	Net revenue from K-12 education business, which represented 40.1% of the total net revenues increased by 45.3% year-over-year to RMB761.8 million (US$116.8 million), from RMB524.2 million in the same period of 2019.

•	Gross profit decreased by 5.3% year-over-year to RMB831.0 million (US$127.4 million), from RMB877.5 million in the same period of 2019.

•	Gross profit margin increased by 1.0% point year-over-year to 43.8%, from 42.8% in the same period of 2019.

•	Operating loss decreased by 26.6% to a loss of RMB806.4 million (US$123.6 million), from a loss of RMB1,098.2 million in the same period of 2019.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB770.1 million (US$118.0 million), compared to non-GAAP operating loss of RMB1,039.0 million in the same period of 2019.

•	Net loss was RMB771.2 million (US$118.2 million), compared to net loss of RMB1,038.9 million in the same period of 2019.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB734.9 million (US$112.6 million), compared to non-GAAP net loss of RMB979.7 million in the same period of 2019.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB14.11 (US$2.16), compared to loss per ADS of RMB19.41 in 2019.

•	Total student enrollments in adult education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, for fiscal year 2020 decreased by 23.3% year-over-year to 83,400.

•	Total student enrollments in K-12 education programs, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, for fiscal year 2020 reached 141,600, increased by 42.7%, compared to the student enrollments of 99,200 in the same period of 2019.

Key Financial Results

	For the Three Months Ended December 31,		Variance	% of change	Fiscal Year Ended December 31,		Variance	% of change
	2019 Unaudited	2020 Unaudited			2019 Unaudited	2020 Unaudited
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	509,556	650,254	140,698	27.6	2,051,354	1,897,883	(153,471)	-7.5
Cost of revenues(a)	(310,148)	(291,474)	18,674	-6.0	(1,173,834)	(1,066,842)	106,992	-9.1
Gross profit	199,408	358,780	159,372	79.9	877,520	831,041	(46,479)	-5.3
Gross margin	39.1%	55.2%	16.1%		42.8%	43.8%	1.0%
Selling and marketing expenses(a)	(305,143)	(223,342)	81,801	-26.8	(1,119,698)	(906,337)	213,361	-19.1
General and administrative expenses(a)	(198,050)	(195,322)	2,728	-1.4	(723,306)	(630,618)	92,688	-12.8
Research and development expenses(a)	(28,081)	(25,247)	2,834	-10.1	(132,672)	(100,466)	32,206	-24.3
Total operating expenses	(531,274)	(443,911)	87,363	-16.4	(1,975,676)	(1,637,421)	338,255	-17.1
Operating loss	(331,866)	(85,131)	246,735	-74.3	(1,098,156)	(806,380)	291,776	-26.6

Notes:

(a)	Includes share-based compensation expenses.

"Compared to the net revenues of RMB509.6 million in the fourth quarter of 2019, the net revenues in the fourth quarter of 2020 increased by RMB140.7 million, or 27.6%. In 2020, we have adopted a series of policies and actions to minimize the impact of COVID-19 pandemic on our businesses. We have achieved remarkable results on the optimization of organizational structure, improvement of operational efficiency and effective controls on costs and expenses. The net loss decreased by 68.8% from RMB303.8 million in the fourth quarter of 2019 to RMB94.7 million in the same quarter of 2020. The net loss decreased by 25.8% from RMB1,038.9 million for the full year of 2019 to RMB771.2 million for the full year of 2020. In 2020, the Company has devoted more resources to our K-12 education online courses and encouraged more strategic migration to the online operation and business. The net revenue contributed by our K-12 online education business increased by 215.8% from RMB34.2 million in 2019 to RMB108.0 million (US$16.6 million) in 2020. K-12 online education business contributed 14.2% and 6.5% of the total K-12 education net revenue for the fiscal year of 2020 and 2019, respectively,” remarked Mr. Yongji Sun, the Chief Executive Officer of Tarena.

"Going into 2021, we will continuously stick to and implement our strategies we adopted in 2020, which are streamlining our products and services and uplifting the operational and organizational structure efficiencies. For adult education business, we will further explore deeper and more value-added cooperation with educational institutions to strengthen our leading position in the market. For K-12 education business, we will further devote resources to products research and development, and enlarge our K-12 services capacity. On top of the K-12 programming and robotic training programs, we will organize and launch more IT-related competitions and relevant training campaigns. We will continuously build and strengthen our national brand, both for the adult professional trainings and K-12 IT educations," concluded Mr. Sun.

"Our cash and cash equivalents and time deposits, including current and non-current, and restricted cash, decreased by 41.3%, from RMB621.2 million as of December 31, 2019 to RMB364.8 million (US$55.9 million) as of December 31, 2020. The decrease was mainly due to net cash used in operating activities which was mainly composed of net loss of RMB771.2 million incurred in the year of 2020, partially offset by the increase in total deferred revenue of RMB412.2 million and depreciation and amortization charges of RMB177.5 million, as well as net cash used in financing activities which was mainly composed of a repayment of RMB78.5 million bank borrowings in 2020." said Wing Kee Lau, the Chief Financial Officer of Tarena.

Fourth Quarter 2020 Results

Net Revenues

Total net revenues increased by 27.6% to RMB650.3 million (US$99.7 million) in the fourth quarter of 2020, from RMB509.6 million in the same period of 2019.

Net revenue from adult education business increased by 7.2% to RMB352.4 million (US$54.0 million) in the fourth quarter of 2020, from RMB328.7 million in same period of 2019. The increase was primarily due to that less price discounts were offered to students as a result of the implementation of the standardized pricing and discounts policy in the fourth quarter of 2020.

Net revenue from K-12 education business increased by 64.7% to RMB297.9 million (US$45.7 million) in the fourth quarter of 2020, from RMB180.9 million in same period of 2019. The increase was primarily due to increase in student enrollments of K-12 education by 47.0%, from 87,300 in the fourth quarter of 2019 to 128,300 in the same period of 2020, as well as higher class consumption rate resulting from the increase in number of students attending organized competitions and sitting for certificate examinations.

Cost of Revenues

Cost of revenues decreased by 6.0% to RMB291.5 million (US$44.7 million) in the fourth quarter of 2020, from RMB310.1 million in the same period of 2019. The decrease was primarily due to the decrease in number of adult education learning centers which resulted in a reduction of both personnel-related costs and rental expenses, partially offset by the increase in costs arising from the addition of K-12 education new learning centers.

Gross Profit and Gross Margin

Gross profit increased by 79.9% to RMB358.8 million (US$55.0 million) in the fourth quarter of 2020, from RMB199.4 million in the same period of 2019. Gross margin, which is equal to gross profit divided by net revenues, was 55.2% in the fourth quarter of 2020, compared to 39.1% in the same period of 2019. The increase in gross margin was primarily due to significant increase in net revenue plus the effective control on costs.

Operating Expenses

Total operating expenses decreased by 16.4% to RMB443.9 million (US$68.0 million) in the fourth quarter of 2020, from RMB531.3 million in the same period of 2019. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 16.3% to RMB436.4 million (US$66.9 million) in the fourth quarter of 2020, from RMB521.4 million in the same period of 2019. Total share-based compensation expenses allocated to the related operating expenses decreased by 23.7% to RMB7.5 million (US$1.15 million) in the fourth quarter of 2020, from RMB9.9 million in the same period of 2019.

Selling and marketing expenses decreased by 26.8% to RMB223.3 million (US$34.2 million) in the fourth quarter of 2020, from RMB305.1 million in the same period of 2019. The decline was mainly due to decrease in marketing activities and promotional spending, and decrease in personnel-related expenses resulting from lower headcounts in the fourth quarter of 2020.

General and administrative expenses decreased by 1.4% to RMB195.3 million (US$29.9 million) in the fourth quarter of 2020, from RMB198.1 million in the same period of 2019. The decline was primarily due to decrease in personnel-related expenses resulting from lower headcounts in the fourth quarter of 2020, and there were one-time investigation related professional expenses incurred in the fourth quarter of 2019.

Research and development expenses decreased by 10.1% to RMB25.2 million (US$3.9 million) in the fourth quarter of 2020, from RMB28.1 million in the same period of 2019. The decline was mainly due to decrease in personnel-related expenses resulting from lower headcounts.

Operating Loss

Operating loss was RMB85.1 million (US$13.0 million) in the fourth quarter of 2020, compared to operating loss of RMB331.9 million in the same period of 2019. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB77.5 million (US$11.9 million) in the fourth quarter of 2020, compared to non-GAAP operating loss of RMB321.7 million in the same period of 2019.

Interest (Expense) / Income

Net interest expense was RMB1.5 million (US$0.2 million) in the fourth quarter of 2020, compared to net interest income of RMB0.7 million in the same period of 2019. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. As the cash, cash equivalent and time deposits in commercial banks were lower in the fourth quarter of 2020, the interest income decreased in the fourth quarter of 2020 as compared to the same period of 2019. As the short-term bank loans average balance was higher in the fourth quarter of 2020, the interest expenses increased in the fourth quarter of 2020 as compared to the same period of 2019.

Other Income

Other income was RMB2.0 million (US$0.3 million) in the fourth quarter of 2020, compared to RMB0.2 million in other income in the same period of 2019. The income was mostly from government grant offered to learning centers.

Foreign Exchange Loss

Foreign exchange loss was RMB3.1 million (US$0.5 million) in the fourth quarter of 2020, compared to RMB1.5 million foreign exchange loss in the same period of 2019.

Income Tax (Expense) / Benefit

The Company recorded an income tax expense of RMB7.0 million (US$1.1 million) in the fourth quarter of 2020, compared to income tax benefit of RMB28.7 million in the same period of 2019.

Net Loss

As a result of the foregoing, net loss was RMB94.7 million (US$14.5 million) in the fourth quarter of 2020, compared to net loss of RMB303.8 million in the same period of 2019. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB87.1 million (US$13.4 million) in the fourth quarter of 2020, compared to non-GAAP net loss of RMB293.6 million in the same period of 2019.

Basic and Diluted Loss per ADS

Loss per ADS was RMB1.72 (US$0.26) in the fourth quarter of 2020, compared to loss per ADS of RMB5.64 in the fourth quarter of 2019. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB1.58 (US$0.24) in the fourth quarter of 2020, compared to non-GAAP loss per ADS of RMB5.45 in the fourth quarter of 2019.

Cash Flow

Net cash inflow from operating activities in the fourth quarter of 2020 was RMB86.5 million (US$13.3 million). Capital expenditures in the fourth quarter of 2020 were RMB14.6 million (US$2.2 million).

Fiscal Year 2020 Results

Net Revenues

Net revenues decreased by 7.5% to RMB1,897.9 million (US$290.9 million) in 2020, from RMB2,051.4 million in 2019. The decrease was primarily due to the reduction of class consumption rates for both adult and K-12 education businesses during the COVID-19 pandemic in the fiscal year of 2020.

Cost of Revenues

Cost of revenues decreased by 9.1% to RMB1,066.8 million (US$163.5 million) in 2020, from RMB1,173.8 million in 2019. The decrease was mainly due to the reduction of cooperation with tutoring service providers as most students were transferred to online studying during the COVID-19 pandemic. Furthermore, during the COVID-19 pandemic, the utility and office fees declined as our employees worked from home, and the social security fees were exempted due to the preferential policies enacted by the government. The decrease was also partly attributable to the decrease in number of adult education learning centers, which resulted in decrease in personnel-related costs and rental expenses.

Gross Profit and Gross Margin

Gross profit decreased by 5.3% to RMB831.0 million (US$127.4 million) in 2020, from RMB877.5 million in 2019. Gross margin, which is equal to gross profit divided by net revenues, was 43.8% in 2020, compared with 42.8% in 2019. The increase in gross margin was mainly attributable to our efficient cost controls implemented in 2020.

Operating Expenses

Total operating expenses decreased by 17.1% to RMB1,637.4 million (US$250.9 million) in 2020, from RMB1,975.7 million in 2019. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 16.5% to RMB1,601.6 million (US$245.4 million) in 2020, from RMB1,917.5 million in 2019. Total share-based compensation expenses allocated to the related operating expenses decreased by 38.4% to RMB35.8 million (US$5.5 million) in 2020, from RMB58.2 million in 2019.

Selling and marketing expenses decreased by 19.1% to RMB906.3 million (US$138.9 million) in 2020, from RMB 1,119.7 million in 2019. The decline was mainly due to decrease in marketing activities and promotional spending in the fiscal year of 2020. In addition, personnel-related expenses decreased as a result of lower headcounts, and social security fees were exempted due to the preferential policies enacted by the government during COVID-19 pandemic in the fiscal year of 2020.

General and administrative expenses decreased by 12.8% to RMB630.6 million (US$96.6 million) in 2020, from RMB 723.3 million in 2019. The decline was mainly due to decrease in personnel-related expenses resulting from lower headcounts, and social security fees were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the fiscal year of 2020. Furthermore, there were one-time investigation related professional expenses incurred in the fiscal year of 2019.

Research and development expenses decreased by 24.3% to RMB100.5 million (US$15.4 million) in 2020, from RMB132.7 million in 2019. The decline was mainly due to decrease in personnel- related expenses resulting from lower headcounts.

Operating Loss

Operating loss was RMB806.4 million (US$123.6 million) in 2020, compared to operating loss of RMB1,098.2 million in 2019. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB770.1 million (US$118.0 million) in 2020, compared to non-GAAP operating loss of RMB1,039.0 million in 2019.

Interest (Expense) / Income

Net interest expense was RMB0.2 million (US$0.03 million) in 2020, compared to net interest income of RMB15.9 million in 2019. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2020 was primarily due to the decrease in the interest income on time deposits and tuition revenues from the installment payment plan for students. Furthermore, as the short-term bank loans average balance was higher in 2020, the interest expenses increased in 2020 as compared to the same period of 2019.

Other Income

Other income was RMB5.2 million (US$0.8 million) in 2020, compared to RMB0.2 million in other income in 2019. The income was mostly from government grants offered to learning centers.

Foreign Exchange (Loss) / Gain

Foreign exchange loss was RMB4.8 million (US$0.7 million) in 2020, compared to RMB1.6 million foreign exchange gain in 2019.

Income Tax Benefit

The Company recorded an income tax benefit of RMB35.0 million (US$5.4 million) in 2020, compared to income tax benefit of RMB41.6 million in 2019.

Net Loss

As a result of the foregoing, net loss was RMB771.2 million (US$118.2 million) in 2020, compared to net loss of RMB 1,038.9 million in 2019. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB734.9 million (US$112.6 million) in 2020, compared to non-GAAP net loss of RMB979.7 million in 2019.

Basic and Diluted Loss per ADS

Loss per ADS was RMB14.11 (US$2.16) in 2020, compared to loss per ADS of RMB19.41 in 2019. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB13.44 (US$2.06) in 2020, compared to non-GAAP loss per ADS of RMB18.30 in 2019.

Cash Flow

Net cash outflow from operating activities in 2020 was RMB108.8 million (US$16.7 million). Capital expenditures in 2020 were RMB71.5 million (US$11.0 million).

The financial statements for the fourth quarter and full year ended December 31, 2020 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2020 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited and unreviewed financial statements.

Recent Developments Regarding the Non-binding “Going Private” Proposal

On December 8, 2020, the board of directors of the Company (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”) from Mr. Shaoyun Han, founder, chairman of the Board, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Han and his affiliates (collectively, the “Buyer Group”) for a purchase price of $4.00 per American Depositary Share ("ADS", each representing one (1) Class A ordinary share), or US$4.00 per Class A ordinary share, in cash (the "Proposed Transaction"). On December 10, 2020, the Company announced that the Board had formed a special committee of independent directors (the “Special Committee”) consisting of Mr. Arthur Lap Tat Wong and Mr. Hon Sang Lee to evaluate and consider the Proposal. On December 30, 2020, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel in connection with its review and evaluation of the Proposal.

The Board cautions the Company's shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2021 are expected to be in the range of RMB470 million and RMB500 million, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on March 19, 2021, U.S. Eastern Time (8:00 PM on March 19, 2021, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/7788806. It will automatically direct you to the registration page of "Tarena's Fourth Quarter and Fiscal Year 2020 Earnings Conference Call " where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "7788806".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until March 27, 2021, 08:59 ET:

United States: +1 855 452 5696

INTERNATIONAL: +61 2 8199 0299

Conference ID: 7788806

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; as well as the growth prospects of adult professional education and K-12 education services in China) contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; the potential impact of the Proposal and any transaction in connection with the Proposal; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. In addition, with respect to the “going private” Proposal, there can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer Group or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	537,701	320,179	49,070
Time deposits	83,081	6,257	959
Restricted cash	-	38,369	5,880
Accounts receivable, net of allowance for doubtful accounts	31,442	32,790	5,025
Amounts due from related parties	16,492	305	47
Prepaid expenses and other current assets	132,539	138,353	21,204
Total current assets	801,255	536,253	82,185
Time deposits-non current	406	-	-
Accounts receivable, net of allowance for doubtful accounts-non current	724	192	29
Property and equipment, net	576,633	464,490	71,186
Intangible assets, net	17,669	13,444	2,060
Goodwill	52,782	52,782	8,089
Right-of-use assets	773,472	586,451	89,877
Long-term investments, net	67,773	67,592	10,359
Deferred income tax assets	99,789	142,220	21,796
Other non-current assets, net	121,517	95,825	14,686
Total assets	2,512,020	1,959,249	300,267

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	89,162	10,710	1,641
Accounts payable	16,563	10,293	1,577
Amounts due to related parties	239	180	28
Operating lease liabilities-current	241,710	199,083	30,511
Income taxes payable	69,671	76,817	11,773
Deferred revenue-current	1,554,431	1,980,138	303,469
Accrued expenses and other current liabilities	397,558	391,904	60,062
Total current liabilities	2,369,334	2,669,125	409,061
Deferred revenue-non current	31,539	18,060	2,768
Operating lease liabilities-non current	508,810	406,251	62,261
Other non-current liabilities	5,401	5,082	779
Total liabilities	2,915,084	3,098,518	474,869
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	337	349	53
Class B ordinary shares	74	74	11
Treasury stock	(457,169)	(459,815)	(70,470)
Additional paid-in capital	1,284,573	1,324,161	202,937
Accumulated other comprehensive income	51,386	49,120	7,528
Accumulated deficit	(1,279,248)	(2,045,891)	(313,547)
Total deficit attributable to the shareholders of Tarena International, Inc.	(400,047)	(1,132,002)	(173,488)
Non-controlling interest	(3,017)	(7,267)	(1,114)
Total liabilities and equity	2,512,020	1,959,249	300,267

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	509,556	650,254	99,656	2,051,354	1,897,883	290,863
Cost of revenues(a)	(310,148)	(291,474)	(44,670)	(1,173,834)	(1,066,842)	(163,501)
Gross profit	199,408	358,780	54,986	877,520	831,041	127,362
Selling and marketing expenses(a)	(305,143)	(223,342)	(34,229)	(1,119,698)	(906,337)	(138,902)
General and administrative expenses(a)	(198,050)	(195,322)	(29,934)	(723,306)	(630,618)	(96,646)
Research and development expenses(a)	(28,081)	(25,247)	(3,869)	(132,672)	(100,466)	(15,397)
Operating loss	(331,866)	(85,131)	(13,046)	(1,098,156)	(806,380)	(123,583)
Interest income/ (expense)	682	(1,473)	(226)	15,859	(199)	(30)
Other income	248	2,031	311	246	5,201	797
Foreign exchange gain/ (loss)	(1,512)	(3,105)	(476)	1,614	(4,849)	(743)
Loss before income taxes	(332,448)	(87,678)	(13,437)	(1,080,437)	(806,227)	(123,559)
Income tax benefit/ (expense)	28,687	(7,027)	(1,077)	41,559	35,034	5,369
Net loss	(303,761)	(94,705)	(14,514)	(1,038,878)	(771,193)	(118,190)
Less: Net loss attributable to non-controlling interests	(659)	(471)	(72)	(2,792)	(4,550)	(697)
Net loss attributable to Class A and Class B ordinary shareholders	(303,102)	(94,234)	(14,442)	(1,036,086)	(766,643)	(117,493)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(5.64)	(1.72)	(0.26)	(19.41)	(14.11)	(2.16)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	53,740,636	54,904,956	54,904,956	53,386,075	54,341,213	54,341,213

Net loss	(303,761)	(94,705)	(14,514)	(1,038,878)	(771,193)	(118,190)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(576)	(609)	(93)	914	(2,266)	(347)
Comprehensive loss	(304,337)	(95,314)	(14,607)	(1,037,964)	(773,459)	(118,537)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2019 Unaudited	2020 Unaudited	2020 Unaudited	2019 Audited	2020 Unaudited	2020 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	242	57	9	983	379	58
Selling and marketing expenses	956	460	70	6,502	1,842	282
General and administrative expenses	7,228	6,381	978	36,719	26,242	4,022
Research and development expenses	1,694	691	106	14,968	7,783	1,193

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2019 Unaudited	2020 Unaudited	2020 Unaudited	2019 Unaudited	2020 Unaudited	2020 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	310,148	291,474	44,670	1,173,834	1,066,842	163,501
Share-based compensation expense in cost of revenues	242	57	9	983	379	58
Non-GAAP Cost of revenues	309,906	291,417	44,661	1,172,851	1,066,463	163,443

GAAP Selling and marketing expenses	305,143	223,342	34,229	1,119,698	906,337	138,902
Share-based compensation expense in selling and marketing expenses	956	460	70	6,502	1,842	282
Non-GAAP Selling and marketing expenses	304,187	222,882	34,159	1,113,196	904,495	138,620

GAAP General and administrative expenses	198,050	195,322	29,934	723,306	630,618	96,646
Share-based compensation expense in general and administrative expenses	7,228	6,381	978	36,719	26,242	4,022
Non-GAAP General and administrative expenses	190,822	188,941	28,956	686,587	604,376	92,624

GAAP Research and development expenses	28,081	25,247	3,869	132,672	100,466	15,397
Share-based compensation expense in research and development expenses	1,694	691	106	14,968	7,783	1,193
Non-GAAP Research and development expenses	26,387	24,556	3,763	117,704	92,683	14,204

Operating loss	(331,866)	(85,131)	(13,046)	(1,098,156)	(806,380)	(123,583)
Share-based compensation expenses	10,120	7,589	1,163	59,172	36,246	5,555
Non-GAAP Operating loss	(321,746)	(77,542)	(11,883)	(1,038,984)	(770,134)	(118,028)

Net loss	(303,761)	(94,705)	(14,514)	(1,038,878)	(771,193)	(118,190)
Share-based compensation expenses	10,120	7,589	1,163	59,172	36,246	5,555
Non-GAAP Net loss	(293,641)	(87,116)	(13,351)	(979,706)	(734,947)	(112,635)
Less: Net loss attributable to non-controlling interests	(659)	(471)	(72)	(2,792)	(4,550)	(697)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(292,982)	(86,645)	(13,279)	(976,914)	(730,397)	(111,938)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(5.45)	(1.58)	(0.24)	(18.30)	(13.44)	(2.06)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	53,740,636	54,904,956	54,904,956	53,386,075	54,341,213	54,341,213

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses for the fourth quarter and full year of 2020 and 2019, respectively.